Exhibit 99.1

                                  News Release
                               dated May 14, 1998

                          announcing the acquisition of
              Atlanta based MainStreet Healthcare Corporation, the
       acquisition of the Columbia, SC, practice of Allan M. Weldon, M.D.
                 and the second quarter fiscal year 1998 results


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                                  Exhibit 99.1

                                  NEWS RELEASE


            UCI MEDICAL AFFILIATES, INC. COMPLETES THE ACQUISITION OF
                 ATLANTA BASED MAINSTREET HEALTHCARE CORPORATION

                 Company Acquires the Columbia, SC, practice of
                              Allan M. Weldon, M.D.

             Company Reports Second Quarter Fiscal Year 1998 Results


Columbia, S.C. - May 14, 1998 - UCI Medical Affiliates, Inc. (NASDAQ: UCIA) announced today that it has acquired the assets of MainStreet Healthcare Corporation of Atlanta, Georgia for a combination of cash, debt, UCI stock and debt assumption, effective May 1, 1998. MainStreet, with annualized revenues of approximately $7 million and with approximately 100 employees, owns and operates nine primary care medical offices in the Atlanta, Georgia area and two primary care medical offices in Knoxville, Tennessee. The issuance of the UCI stock is subject to the approval of the UCI shareholders at the forthcoming annual meeting.

"UCI's continuing growth through practice acquisitions in both its home state of South Carolina and in neighboring southeastern states should result in UCI being recognized nationally as a significant regional player in the physician practice management industry and thereby further enhance shareholder value," said M.F. McFarland, III, M.D., UCI's President and Chief Executive Officer. With the MainStreet acquisition, UCI and its affiliated Doctor's Care, P.A. will employ approximately 120 full and part time primary care providers.

Concurrent with the acquisition of MainStreet, UCI completed a $1.2 million private placement of its common stock through Allen & Company, Incorporated, a New York based investment banking firm. The proceeds will be used for working capital needs and for the cash portion of the MainStreet acquisition.

UCI additionally completed the acquisition of substantially all the assets of the medical practice of Allan M. Weldon, M.D., effective March 1, 1998. Dr. Weldon's primary care practice was merged into Midtown Family Practice in Columbia, SC, one of UCI's Family Medicine Division existing locations.

The Company also announced that revenue for the second quarter of the fiscal year ending September 30, 1998 increased by 28% to $8,615,000 from $6,715,000 for the first quarter of the fiscal year ended September 30, 1997. Revenue growth is attributed to both same center increases in patient visits and patient charges at established centers and to the expansion in the number of centers UCI operates.

Patient encounters increased to 119,000 in the second quarter of fiscal year 1998 from 95,000 in the second quarter of fiscal year 1997.


                                       (Over)

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The Company reported a net loss of $174,000 or $.03 per share for the second quarter of fiscal year 1998, as compared to a profit of $192,000 or $.04 per share for the second quarter of fiscal year 1997. "Acquisitions such as MainStreet, where UCI can take over many of the administrative functions such as billing and collection activities, should allow UCI to more fully utilize the corporate infrastructure that it has invested in over the past few years. This will allow UCI and its acquirees to operate more profitably overall," said Jerry
F. Wells, Jr., CPA, UCI's Executive Vice President of Finance and Chief Financial Officer.

The Company's March 31, 1998 balance sheet reflects an increase in total assets to $23,234,000, as compared to $20,864,000 at September 30, 1997, while stockholders' equity at March 31, 1998 decreased to $9,342,000 from $9,488,000 at September 30, 1997.

UCI Medical Affiliates, Inc. provides non-medical management and administrative services for freestanding medical centers which operate as Doctor's Care urgent care centers, Doctor's Surgical Group, Doctor's Orthopedic Group, the UCI Division of Family Medicine and Progressive Therapy Services.

This press release contains forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company cautions readers of this press release that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company's management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, there can be no assurance that actual results will not differ materially from their expectations. Factors which could cause actual results to differ from expectations include, among other things, the difficulty in controlling the Company's cost of providing healthcare and administering its network of Centers; the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payors and other payment sources; the difficulty of attracting primary care physicians; the increasing competition for patients among healthcare providers; possible government regulations in multiple jurisdictions negatively impacting the existing organizational structure of the Company; the possible negative effects of prospective healthcare reform; the challenges and uncertainties in the implementation of the Company's expansion and development strategy; the dependence on key personnel, and other factors described in other reports filed by the Company with the Securities and Exchange Commission.

                                        # # #

Contact:    Jerry F. Wells, Jr., CPA
            Executive Vice President of Finance
            and Chief Financial Officer
            UCI Medical Affiliates, Inc.
            (803) 252-3661

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